

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 28, 2018

Via E-Mail
Stephen Smoot
President and Chief Executive Officer
GEO Point Resources, Inc.
1421 E. Pomona Street
Santa Ana, California 92705

>   **Re: Geo Point Resources, Inc.**
>   **Information Statement on Schedule 14C**
>   **Filed January 12, 2018**
>   **File No. 000-55150**
>
>   **Information Statement on Schedule 14C**
>   **Filed July 30, 2018**
>   **File No. 000-55150**

Dear Mr. Smoot:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Branch Chief
Office of Manufacturing and
Construction

Cc: Via E-Mail
       Robert Wilkinson